Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

September 27, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Hawks Acquisition Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 16, 2021
CIK No. 0001841144

Ladies and Gentlemen:

On behalf of our client, Hawks Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 2 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on September 16, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated September 21, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Cover Page

1.	We note your revised disclosure in response to comment 3, including that you have received indications of interest from 13 anchor investors. We also note your disclosure that the anchor investors "have expressed to us an interest in purchasing an aggregate of over $200 million of units in this offering at the offering price." Please revise to quantify the full investment amount that you expect to receive from the 13 anchor investors, clarify whether the anchor investors will purchase shares from the underwriters' over-allotment amount, and elaborate on how you expect to meet the minimum initial distribution standards of the NYSE's listing standards.

Securities and Exchange Commission
September 27, 2021

Response to Comment

The Company acknowledges the Staff’s comment and in response has revised the disclosure in the Registration Statement to reflect that the underwriters may choose to allocate units in the offering to anchor investors, up to the amount of each anchor’s order, in whole or in part, depending on a variety of factors, including, but not limited to, the total number of potential purchasers in the offering, the extent to which the underwriters exercise their option to purchase additional units, if at all, and the requirement to meet the minimum initial distribution standards of the NYSE’s listing standards. Please see the cover page and page 16.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson

Brian M. Janson

cc:	Ryan Maierson, Esq.

Latham & Watkins LLP

Gregory P. Rodgers, Esq.

Latham & Watkins LLP

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